

March 11, 2024

Jill Timm
Chief Financial Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

      Re: Kohl's Corporation
          Form 10-K for Fiscal Year Ended January 28, 2023
          File No. 001-11084

Dear Jill Timm:

We have reviewed your March 6, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2024 letter.

Form 10-K for Fiscal Year Ended January 28, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   We note your response to prior comment 2. Please expand your disclosure regarding the use of the capital structure ratio to state that the ratio is a liquidity measure, and that it is provided to your ratings agencies. Additionally, please add a footnote to EBITDAR to explain that this component of the ratio excludes costs (i.e. rent) that are essential to the operation of your stores.

Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services